Western Acquisition Ventures Corp.

42 Broadway, 12th Floor

New York, NY 10004

August 14, 2024

VIA: EDGAR

Morgan Youngwood, Senior Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Charli Gibbs-Tabler, Staff Attorney

Jeff Kauten, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Western Acquisition Ventures Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed May 15, 2024

File No. 333-269724

Ladies and Gentlemen:

On behalf of Western Acquisition Ventures Corp. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated June 4, 2024 (the “Staff Letter”), related to the above-referenced Amendment No. 3 (“Amendment No. 3”), which was filed on May 15, 2024, to the Company’s Registration Statement on Form S-4 (the “Form S-4”), which was filed on February 13, 2023. In response to the comments in the Staff Letter, the Company has further revised the Form S-4, and the Company filed via EDGAR a fourth amendment to the Form S-4 (“Amendment No. 4”) and now provides this response letter.

The Company has reproduced below in bold italics the Staff’s comments in the order in which they were set out in the Staff Letter, numbered correspondingly, and has provided the Company’s response immediately below each comment.

Amendment No. 3 to Registration Statement on Form S-4

Description and Accounting for the Potential Acquisition of SLG, page 44

1.	Please provide us with an analysis of how you determined that the acquisition of SLG should be accounted for as a business combination under GAAP, whereby SLG will be treated as the acquired company. As part of your response, explain how you considered the newly formed subsidiary contemplated by the SLG Term Sheet, in which you will own a 49% interest and Mr. Burns will own a 51% interest.

Response:

For clarity, the SLG acquisition transaction will result in one wholly-owned subsidiary and one 49%-owned subsidiary. This response will focus on the 49%-owned subsidiary. The Company will account for that subsidiary as a consolidated subsidiary under the accounting guidance for variable interest entities in ASC 810-10.  The Company will demonstrate the Company is the primary beneficiary of the arrangement with that subsidiary. The Company will also show that it will provide financial assistance and the necessary working capital for that subsidiary to operate. The Company will show that it has effective control over the board of directors, the operations, and the finances of that subsidiary.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 44

2.	We note your response to prior comment 1 and reissue our comment. Please provide us with reconciliations of the Cycurion [Pre-Merger] amounts in your table on the cover page to your consolidated financial statements and the Cycurion [Post-Merger] amounts in your table to your pro forma financial information.

Response:

In response to the Staff’s comment, the Company has revised certain of the Cycurion [Pre-Merger] and Cycurion [post-Merger] items on the table that is found on the cover page of Amendment No. 4 and on pages 17 and 83 and on the “expanded” table on page 177. The discussion below reconciles items with the pre-merger Cycurion Balance sheet and the post-merger pro forma.

U.S. Securities and Exchange Commission
Division of Corporation Finance

August 14, 2024

Cycurion Pre-Merger:

•	The total common shares can be found on page F-72 in the Stockholder’s Equity section. The 14,968,215 shares are adjusted by 1,356,586 shares that are included in the Series C group, 472,816 shares that are included in the Series D group, and 325,721 of restricted shares that are included in the Company equity plan. Thus, there are net 12,813,094 common shares for conversion into WAVS common shares.

•	The 345,528 shares of Series A convertible preferred shares are on page F-72 in the long-term liabilities section.

•	2,000 shares of Series B are found on Page F-72 in the Mezzanine Equity section. An additional 1,000 shares were issued after March 31, 2024 and are located on F-102 in Note 19 Subsequent Events footnote.

•	The 1,356,586 shares of common shares to be included to Series C can be found on page F-72 in the Stockholder’s Equity section.

•	The Series D item consists of 472,813 shares which are located on page F-72 in the Stockholder’s Equity section and the conversion of $3.3MM in subordinated promissory notes to Series D preferred holders that are located in the current liabilities section of the balance sheet.

New Cycurion Post-Merger:

•	The 5,334,458 shares of exchanged common stock is included in the 12,000,000 share exchange as described in Note 3 (E) on page 55.

•	The conversion of 106,816 Series A convertible preferred shares is included in Note 3(A) on page 54.

•	The conversion of 4851 Series B convertible preferred shares in included in footnote 3 (A) on page 54.

•	The information regarding the 4,851 Series C shares is included in Note 3 (A) on page 54.

•	The information on the 6,666,667 Series D shares and the 472, 813 shares is included in Note 3(E) on page 54.

3.	Please explain whether you comply with the maximum redemption conditions in the Merger Agreement and the requirement of WAV’s current Amended and Restated Certificate of Incorporation. In this respect, we note that WAV cannot redeem Public Shares if it would result in WAV having a minimum net tangible asset value of less than $5,000,001, after giving effect to the payments to redeeming stockholders.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure to include “Proposal No. 8 - The NTA Proposal,” which, if approved, adopted, and implemented immediately prior to the consummation of the proposed Business Combination, would remove from the requirements contained in the Existing Organization Documents that limit the Company’s ability to consummate an initial business combination if the Company would have less than $5,000,001 in net tangible assets prior to the combination of such Business Combination. Please refer to pages 6, 8, 24, and 124 - 129 for a description of the NTA Proposal and pages 126 - 128 for certain risks associated with the NTA Proposal.

Note 3 – Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance

Sheet, page 52

4.	We note that a portion of adjustment (C) reflects legal fees recorded as accounts payable as of December 31, 2023 and the settlement of $788,030 as legal fees through the issuance of 78,803 shares of common stock, related to the Business Combination. Please clarify where this adjustment is presented in the Unaudited Pro Forma Condensed Combined Balance Sheet.

Response:

In response to the Staff’s comment, the Company respectfully advises Staff that it has revised its disclosure on page 55 of Amendment No. 4 to clarify that the adjustment is presented in an updated adjustment “C” of the Unaudited Pro Forma Condensed Combined Balance Sheet. The update to adjustment “C” reduced accounts payable.

5.	We note that adjustment (D) reflects the issuance of 1,000 shares ($1,000,000) of Series B Convertible Preferred Stock of Cycurion. Please reconcile this adjustment with your disclosures on page F-50 that indicate on April 12, 2024, the Company issued 1,000 shares of Series B preferred and 2,000,000 warrants to an otherwise unaffiliated investors for $1,500,000 in gross proceeds.

Response:

In response to the Staff’s comment, the Company respectfully advises Staff that it has revised its disclosure on page 55 of Amendment No. 4 to reconcile the adjustment with disclosure on page F-92, to reflect $1,000,000 in gross proceeds.

6.	We note that a portion of adjustment (E) reflects the elimination of the loan and accrued interest between WAV and Cycurion. Please tell us how you considered any additional borrowings subsequent to December 31, 2023. In this respect, we note from your disclosures on page F-24 that the WAV received $ 254,269 into its operating bank account to be used for working capital expenses and tax obligations. We further note from your disclosures on page F-50 that on May 3, 2024, WAV and the Cycurion amended the Promissory Note to increase its principal amount to $554,269.

Response:

In response to the Staff’s comment, the Company respectfully advises Staff that this disclosure reconciles in the current filing. For the FYE December 2023, the receivable in favor of Cycurion from WAVS was $200,000; during Q1 2024 this increased to $300,000; and, subsequent to March 31, 2024, we disclosed an additional $254,269. Therefore, the total reflects the aggregate of $554,269, as of May 2024.

U.S. Securities and Exchange Commission
Division of Corporation Finance

August 14, 2024

7.	We note that adjustment (1) reflects the share exchange resulting from the Business Combination of SLG, whereby WAV issues 996,355 shares of post-Business Combination shares of WAV common stock. Please revise your disclosures to clarify how you calculated the estimated purchase consideration of $12,820,415. Explain how you considered the RCR Term Sheet and the additional shares of Cycurion preferred stock that will be granted in your determination of the purchase price and the fair value of the assets acquired and liabilities assumed. Explain how you considered intercompany receivables and payables in determining the fair value of the assets acquired and liabilities assumed.

Response:

In response to the Staff’s comment, the Company respectfully advises Staff that it has revised its disclosure on page 54 (note 3 – adjustments 1 and 2), as follows:

•	We have updated the disclosure to clarify the consideration provided and determination of values, for the common and preferred stock to be issued by WAV post-business combination.

•	The Company considers there to be a preexisting business relationship with SLG. All transactions between the Company and SLG have been eliminated as if SLG were consolidated. We further relied on the guidance of ASC 805-10-55-20 to 23 for the effective settlement of preexisting relationship between the acquirer and the acquiree in a business combination. The Company did not have any gain or loss recognized from preexisting relationships but we have adjusted the acquired SLG liabilities and the related assets on Cycurion’s financial statements for the elimination of intercompany amounts.

•	The RCR transaction is being settled separately from the other preexisting business relationships. We have updated the disclosure to reflect that the Company is settling $2.1 million of RCR liability with the issuance of 199,757 shares of common stock from WAVS.

Information about Cycurion

Our Business, page 128

8.	We note your response to prior comment 4. Please explain why you removed the key performance indicator: Gross Labor Hours. Explain how management uses Gross Labor Hours to manage the business.

Response:

In response to the Staff’s comment, the Company respectfully advises Staff that it has removed the key performance indicator Gross Labor Hours as the metric. The variability of the hourly billable rate amongst the workforce limited the metric’s usefulness. As the Company continues to diversify its customer base, and begins to pursue higher margin business, Gross Labor Hours provides little insight into the state of the business and, resultingly, its management.

Information about Cycurion, page 128

9.	We note that you provided audited financial statements for SLG for the fiscal years ended December 31, 2023 and 2022. Please revise to include management's discussion and analysis of financial condition and results of operations for SLG.

Response:

In response to the Staff’s comment, the Company respectfully advises Staff that it has revised its disclosure on page 159 of Amendment No. 4 to include management’s discussion and analysis of financial condition and results of operations for SLG.

SLG Acquisition Agreement, page 130

10.	We note that because certain of the agreements to which SLG is the prime contractor require that the majority owner of the prime contractor be a resident of the City of Chicago or of Cook County (depending on the contract), contemporaneously with the consummation of the first of the two transactions, (i) SLG will divest itself of those agreements with the residency requirements, (ii) the second newly formed subsidiary will assume those agreements, (iii) you will assign to Mr. Ed Burns a 51% interest in that newly formed subsidiary, and (iv) that subsidiary and you will enter into a Management Agreement, the economic terms and management/control terms of which are intended to be the equivalent of complete ownership of that then 49% owned subsidiary. Please tell us the amount of revenues associated with the agreements that require the majority owner of SLG to be a resident of the City of Chicago or of Cook County for each period presented. Clarify how you plan to account for your 49% interest in the newly formed subsidiary and explain why you believe the Management Agreement will give you the equivalent of complete ownership in the subsidiary. Cite the accounting guidance that you are relying upon to account for the newly formed subsidiary.

Response:

In response to the Staff’s comment, the Company respectfully supplementally advises Staff that the annual mount of revenues associated with the agreements that require the majority owner of SLG to be a resident of the City of Chicago or of Cook County is $8.8 million.

U.S. Securities and Exchange Commission
Division of Corporation Finance

August 14, 2024

As noted in response to comment No. 1, above, the Company will account for that 49% subsidiary as a consolidated subsidiary under the accounting guidance for variable interest entities in ASC 810-10.

•	The Company will be the primary beneficiary of the arrangement with that subsidiary;

•	The Company will provide financial assistance and the necessary working capital for that subsidiary’s operations; and

•	The Company will have effective control over that subsidiary’s board of directors, operations, and finances through the Management Agreement.

The Management Agreement will provide that all relevant decisions for the operation of that subsidiary will be approved by the board of directors of that subsidiary, all of which members will be appointed by and, other than Mr. Burns, will be current directors, officers, or members of management of the Company. Mr. Burns will also be serving as a member of management of the Company. The Management Agreement will also contain a fee structure for the “management services” such that any profits, if any, of that subsidiary on a stand-alone basis will be tendered to the Company and substantially all of the funds required to that subsidiary’s operational costs will be injected back into that subsidiary by the Company as part of its responsibilities under the Management Agreement. Finally, if, and as required for the operation of that subsidiary’s business, it will also share overhead, employees, and marketing with the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Cycurion

Liquidity and Capital Resources, page 145

11.	Please help us understand why the accounts receivable aging analysis you provided in response to prior comment 5 does not include SLG. Provide us with an accounts receivable aging analysis for SLG.

Response:

In response to the Staff’s comment, the Company respectfully supplementally advises Staff that an accounts receivable aging analysis for SLG is set forth below.

	Current	1 To 30	31 To 60	61 To 90	Over 90	Total
Consolidated AR Balance	1,529,059	2,397,462	2,126,606	1,260,351	482,185	7,795,663
Consolidated AR Balance w/o SLG	322,719	234,076	87,182	55,202	308,988	1,008,168

Critical accounting policies and significant judgments and estimates, page 147

12.	Please clarify your revised disclosures in response to prior comment 6 that state “The review of impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a one-step qualitative impairment test.” Disclose whether you believe the estimated fair values of your reporting units substantially exceed their carrying values.

Response:

In response to the Staff’s comment, the Company respectfully advises Staff that it has revised its disclosure on page 166 of Amendment No. 4 to clarify revised disclosures in response to prior comment 6. Upon completing our quantitative analysis, we concluded that the fair value of the goodwill exceeds the carrying value.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at 310-740-0710 or counsel to the Company, Seward & Kissel LLP, at 212-574-1200.

Very truly yours,

WESTERN ACQUISITION VENTURES CORP.

By:	/s/James Patrick McCormick
James Patrick McCormick
Chief Executive Officer

cc:	Keith J. Billotti
Randolf W. Katz